VERSO TECHNOLOGIES, INC.
400 GALLERIA PARKWAY
SUITE 200
ATLANTA, GEORGIA 30339
December 14, 2005
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Attention: Kathleen Collins

Re:	Verso Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005
June 30, 2005 and September 30, 2005
Forms 8-K dated April 25, 2005 and July 25, 2005
File No. 000-22190
Ladies and Gentlemen:
     On behalf of Verso Technologies, Inc. (the “Company”), the undersigned hereby responds to the comments of the Staff contained in the letter from Kathleen Collins to Steven Odom dated November 30, 2005. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s November 30, 2005 comment letter.
Form 10-K for Fiscal Year Ended December 31, 2004
Prior Comment no. 2
1.	The value-added resellers (“VARs”) to which the Company sells its Softswitch product function as integrators rather than as stocking distributors. In most cases, the Company has worked with these VARs for many years. These VARs generally only order product from the Company after the VARs have already sold the product to an end-user. Consequently, these VARs rely on the Company to deliver the product to them in a timely manner in order so that the VARs can meet their obligations to the end-users. The Company’s salespeople work directly with the VARs to arrange the sale of the product to the end-user. The Company’s standard terms and conditions of sale do not allow for returns. In the event that a customer wants to include right-of return language in its contract with the Company, the Company would not recognize the revenue associated

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December 14, 2005

with the sale until the right-of-return period or condition had expired or lapsed. For a discussion of how the Company’s revenue recognition policy with respect to its Softswitch product complies with SAB 104, see paragraph 2 below.

2.	The four criteria for revenue recognition under SAB 104 are as follows: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured. Set forth below is a discussion of how the Company’s revenue recognition policy with respect to its Netspective, Telemate Voice and Softswitch products and its Advanced Application Services complies with SAB 104.

Netspective, Telemate Voice and Softswitch

For the Netspective, Telemate Voice and Softswitch products, either a signed contract or an executed purchase order is received by the Company to document the existence of an agreement. In addition, the Company obtains a certification from the salesperson for certain sales to indicate that no side deal exists with respect to such sale.

The Company reviews each sale to determine which elements of the contract have not been delivered. For the elements that have not been delivered, the Company determines if it has vendor specific objective evidence (“VSOE”) for the undelivered items and, if so, defers the amount related to the undelivered items. To determine if the Company has VSOE, the Company reviews all sales of an undelivered item that were sold on a stand-alone basis. If 80% of all stand-alone sales of that item are within a range between 15% greater than the median value of the stand-alone sales and 15% less than the median value of the stand-alone sales, then the Company believes that it has established VSOE for that undelivered item in accordance with the provisions of SOP 97-2. See Appendix A attached hereto for a discussion of the mechanics of this calculation. If the Company does not have VSOE for the undelivered items, then the Company defers all the revenue therefrom until all items are delivered. If customer acceptance of an item is required, then the revenue for such item is deferred until the customer indicates acceptance.

The selling price is determined and documented in the contract or the purchase order for all sales. The contracts or purchase orders do not provide for contingent payments.

All sales are reviewed for collectibility by the Company’s credit department and, if it is determined that the customer is not creditworthy, then revenue recognition is delayed until payment is received.

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December 14, 2005

Advanced Application Services

For the Advanced Application Services division, contracts must be executed before services may be provided, an agreed-upon price is established in the contract, the same credit review that is performed for the SOP 97-2 customers is performed for customers of the Advanced Application Services division, and revenue is recognized as the service is performed. The Advanced Application Services division realizes revenue from the operation of a call center which provides phone support for a variety of customers. This division bills and recognizes revenue in two ways: (i) billing in arrears at the end of a period of service based on call volumes or, in the case of an agreed monthly billing amount, at the end of each month; and (ii) billing in advance for service to be provided over a period of time at the same rate during such period, which is recognized ratably over the period the service is provided. Billing in advance can be provided for periods as short as a month or as long as a year. The Company records amounts billed in advance and payment received in advance of the service period as deferred revenue in its financial statements.
Prior Comment no. 3
3.	In calculating the maximum penalty under the Registration Rights Agreement (the “Registration Rights Agreement”) entered into by the Company in connection with the Company’s private placement in February 2005 (the “February 2005 Private Placement”) of Senior Unsecured Convertible Debentures in aggregate principal amount of $13.5 million (the “February 2005 Debentures”), together with detachable warrants to purchase shares of the Company’s common stock (the “February 2005 Warrants”), the Company did not have to determine that all of the February 2005 Warrants will be exercised on a cashless basis. The maximum penalty under the Registration Rights Agreement is calculated by multiplying the penalty rate times the maximum period of time during which the Company may incur penalties under the Registration Rights Agreement for its failure to fulfill its obligations thereunder.

Pursuant to the Registration Rights Agreement, the Company must (i) file a registration statement by a designated date (the “File Date”), (ii) cause the registration statement to be declared effective by a designated date, (iii) maintain the effectiveness of the registration statement for a designated period of time, and (iv) amend or supplement the registration statement, or file a new registration statement, in accordance with the terms of the Registration Rights Agreement. If the Company fails to do any of the foregoing, then the Company must make cash payments to the holders of the February 2005 Warrants equal to 1% of their invested amount for each 30 day period in which one of these failures exists. The Company is only obligated to satisfy the foregoing requirements, and may only incur penalties under the Registration Rights Agreement, during the period which commences on the date the February 2005 Warrants are issued (the “Issue Date”) and

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December 14, 2005

ends upon the earlier to occur of (a) the date on which all of the registrable securities have been sold pursuant to a registration statement or Rule 144 or (b) the date on which all of registrable securities may be sold pursuant to Rule 144(k), regardless of whether any such sales are made.

Pursuant to Rule 144(k), the shares underlying the February 2005 Warrants may be resold 24 months after the Issue Date thereof (the “Issue Date”), provided such shares are issued as a result of a cashless exercise of the February 2005 Warrants. The February 2005 Warrants permit cashless exercise if an effective registration statement is not available for the resale of the underlying shares. Therefore, any time after the date which is 24 months after the Issue Date, the Company can no longer incur penalties under the Registration Rights Agreement because on such date either (i) a registration statement covering the resale of the registrable securities is not effective, and the holders of the February 2005 Warrants may exercise such warrants on a cashless basis and sell the underlying shares under Rule 144(k); or (ii) a registration statement covering the resale of the registrable securities is effective, and the Company is not in default of its obligations under the Registration Rights Agreement. Accordingly, (a) the maximum period of time during which the Company may incur penalties under the Registration Rights Agreement is 23 months because the first day such penalties could be incurred is the Filing Date, which is 30 days after the Issue Date, and (b) the maximum penalty the Company could be required to pay under the Registration Rights Agreement is 23% of the amount invested in the February 2005 Private Placement. Upon further review of EITF 00-19, the Company has concluded that the maximum penalty under the Registration Rights Agreement is 23% (and not 21% as previously stated in the Company’s letter to the Staff dated October 21, 2005 (the “Prior Company Letter”)) because the Registration Rights Agreement requires the Company to file (and imposes a penalty for the failure to file) the registration statement by the 30th day following the Issue Date and, according to EITF 00-19, that event is not within the control of the Company.

4.	The Company determined that the maximum penalty under the Registration Rights Agreement is representative of the fair value difference between registered and unregistered shares because the maximum penalty is within the range of discounts at which unregistered shares have been sold by the Company and other issuers. These discounts are the result of negotiations between the issuers and the buyers of securities. The discounts in private placement transactions recently effected by the Company have ranged from 20% (February 2004) to 79% (October 2002). Studies of private placement transactions of numerous issuers suggest that the mean discount for transactions prior to 1990 ranges from 26% to 45% and that the mean discount for transactions after 1990 ranges from 13% to 27%. Accordingly, the Company believes that the 23% penalty at issue here represents the fair value difference between the registered and unregistered shares in light of the Company’s experience and other data. Calculations of the discounts

Securities and Exchange Commission
December 14, 2005

in the Company’s October 2002 and February 2004 private placement transactions are set forth on Appendix B attached hereto.

5.	Paragraph 3 of the Prior Company Letter should have stated that the relative fair value of the February 2005 Debentures should be reduced by an “additional” $3.6 million due to the beneficial conversion feature. The total discount on the February 2005 Debentures is $8.1 million, which is equal to the sum of (i) $4.5 million, the fair value of the February 2005 Warrants, and (ii) $3.6 million, the value of the beneficial conversion feature of the February 2005 Debentures. In the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005, the Company disclosed that the February 2005 Warrants had a total value of $5.1 million on the Issue Date. This total is equal to the sum of (a) $4.5 million, the fair value of the February 2005 Warrants, and (b) $561,000, the value of the warrants to purchase shares of the Company’s common stock issued to brokers as placement fees in the February 2005 Private Placement (the “Broker Warrants”). The Company has recorded the value of the Broker Warrants and other cash payments totaling $1.6 million as prepaid loan origination fees and is amortizing such amounts to interest expense over the term of the February 2005 Debentures. The following table represents the fair value of the February 2005 Warrants:

	March 31,	June 30,	September 30,
	2005	2005	2005
	(in thousands)
Fair value of February 2005 Warrants	$4,523	$4,523	$4,523

Beneficial conversion feature	—	—	3,590

Total discount on February 2005 Debentures	$4,523	$4,523	$8,113

Fair value of Broker Warrants	561	561	561

Cash fees paid to brokers, accountants and attorneys	993	993	993

Total loan origination fees	$1,554	$1,554	$1,554

Fair value of all warrants issued in February 2005 Private Placement

	$5,084	$5,084	$5,084

6.	The Company has prepared pro forma balance sheets as of March 31, 2005 and June 30, 2005 which reflect the changes related to the beneficial conversion feature on the February 2005 Debentures, and these pro forma balance sheets are attached hereto as Appendix C and Appendix D, respectfully. Although the Company agrees that the

Securities and Exchange Commission
December 14, 2005

changes related to the beneficial conversion are not immaterial to the classifications of convertible debentures, total liabilities and total equity, the Company believes that the balance sheets as of March 31, 2005 and June 30, 2005 are no longer relevant to the readers of the Company’s financial statements due to the issuance of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and the disclosure contained therein with respect to the beneficial conversion feature of the February 2005 Debentures. SAB 99 suggests that qualitative factors determine whether an error is material and would be misleading to a reader of financial statements. With respect to the Company’s failure to record the beneficial conversion feature of the February 2005 Debentures in the Company’s balance sheets as of March 31, 2005 and June 30, 2005, the Company would consider the impact of such failure on the Company’s investors and lender. In order to assess the Company’s liquidity, the investors likely would consider the face amount of the February 2005 Debentures ($13.5 million) as the amount of debt to be repaid by the Company rather than the discounted amount of the debt. In addition, the Company’s lender requires that the Company maintain a certain tangible net worth in accordance with the covenants set forth in the credit agreement between the Company and the lender. The calculation of the tangible net worth requires that the Company combine equity and convertible debentures for the calculation of the covenant and, therefore, whether the February 2005 Debentures are classified as debt or equity does not affect such calculation. Based on the foregoing, the Company believes that its failure to record the beneficial conversion feature of the February 2005 Debentures in the Company’s balance sheets as of March 31, 2005 and June 30, 2005 was not misleading to the Company’s investors or lender. The Company intends to provide in the notes to the Company’s financial statements for the year ended December 31, 2005 additional disclosure with respect to the effect of the beneficial conversion feature of the February 2005 Debentures for the quarters ended March 31, 2005 and June 30, 2005.
Prior Comment no. 4
7.	The securities lawsuit filed in December 2001 in the Southern District of New York against Needham (Delaware) Corp., a subsidiary of the Company formerly known as MCK Communications, Inc. (“Needham”), is one of many class action lawsuits alleging substantially similar claims known as the “Laddering Cases” filed in the Southern District of New York against many unrelated issuers (the “Issuers”) and their directors, officers and underwriters. The Laddering Cases have been consolidated for administration purposes. The delivery by the insurers of the Issuers of a surety undertaking is a part of the tentative settlement which has been negotiated with the plaintiffs and is in the process of being approved by the court. The $1 billion surety undertaking will be payable to the plaintiffs to settle the actions against all Issuers and their directors and officers. The Company has approved the tentative settlement, including the surety undertaking, despite that the Company believes that the plaintiff’s claims against the Company are without

Securities and Exchange Commission
December 14, 2005

merit. Moreover, these claims arise out of alleged conduct by the Company’s underwriters in the distribution process of the Company’s initial public offering, and, if these claims are valid, the Company then has a right to indemnity and contribution from such underwriters. The sheer size and complexity of the Laddering Cases makes continuing the litigation prohibitively expensive for the defendants. Furthermore, the entire settlement of the Laddering Cases will be funded by the insurers, and no payments will need to be made by Needham or the Company. Upon final approval of the proposed settlement by the court, the Company will not have any liability with respect to the Laddering Cases.
Prior Comment no. 8
8.	The warrants to purchase shares of common stock issued by the Company in July 2005 (the “July 2005 Warrants”) in connection with the restructuring of the November 2000 convertible debt financing meet the exception set forth in paragraph 11(a) of SFAS 133 because the July 2005 Warrants are indexed to the Company’s common stock and are classified in stockholders’ equity in the Company’s statement of financial position. Further, the Company is not precluded, pursuant to paragraph 12 of EITF 00-19, from accounting for the July 2005 Warrants as equity because they do not require a net cash settlement under any circumstances. Moreover, the July 2005 Warrants satisfy each of the conditions set forth in paragraphs 14 through 32 of EITF 00-19 and, accordingly, the Company is permitted to account for them as equity.

Neither the July 2005 Warrants nor the Registration Rights Agreement the Company entered into in connection with the issuance of the July 2005 Warrants contain any cash penalties for the Company’s failure to satisfy any obligation or otherwise require the Company to pay cash to the holders of the July 2005 Warrants under any circumstances. Some, but not all, of the July 2005 Warrants permit, but do not require, the Company to call such warrants and redeem the unexercised portion thereof at a rate of $0.001 per underlying share if the trading price of the Common Stock exceeds $3.25 for ten consecutive trading days and a registration statement covering the shares underlying the July 2005 Warrants is effective. The call feature of the July 2005 Warrants provides the Company with a mechanism to encourage the holders of the July 2005 Warrants to exercise such warrants when they are in-the-money and the shares issued upon exercise may be resold pursuant to an effective registration statement. In no event is the Company required to exercise the call feature and redeem the July 2005 Warrants; however, the Company may do so at its option under certain circumstances.
     The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report, the Quarterly Reports and the Current Reports (collectively, the “Filings”); (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect

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to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     Please contact the undersigned at 678-589-7141 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Juliet M. Reising, Juliet M. Reising, Chief Financial Officer
cc:	Mr. Tom Ferrero
Ms. Megan Akst

APPENDIX A
CALCULATION METHODOLOGY FOR
VENDOR SPECIFIC OBJECTIVE EVIDENCE (“VSOE”)
Definition of Variables:
Occurrence = an single transaction of a stand alone revenue element
Unit revenue = revenue for occurrence / total quantity of occurrence
Median unit revenue = the median unit revenue for all element transactions within a given period
VSOE low range = Median unit revenue X (1- 0.15)
VSOE high range = Median unit revenue X (1 + 0.15)
Total occurrences = the sum of stand alone occurrences within a given period
Occurrences in VSOE range = total occurrences greater than or equal to the VSOE low range and less than or equal to the VSOE high range
% of occurrences in VSOE range = occurrences in VSOE range / total occurrences
Calculation of VSOE:
Revenue for the undelivered revenue elements of a transaction will be deferred equal to the VSOE of the fair value of the undelivered element. Given the calculation of the variables listed above, VSOE requirements are considered met under the following conditions:
1)	% of occurrences in VSOE range is greater than or equal to 80% of total occurrences for a period of the last year.

2)	The unit revenue of the undelivered element is greater than or equal to the VSOE low range AND less than or equal to the VSOE high range.

APPENDIX B
Verso Technologies
Various
FASB 123
Black-Scholes Model

	10/17/2002	02/24/2004
Input Variables
Stock price	$0.3600	$1.7300
Exercise price	$0.3110	$2.3000
Term	5.00	7.00
Volatility	103%	102%
Annual rate of qtrly dividends	0%	0%
Discnt rate-bond equiv yield	3.2%	3.5%

Intermediate Computations
PV of stock ex-dividend	$0.36	$1.73
PV of exercise price	$0.27	$1.80
Cumulative volatility	230.32%	269.87%

Call Option
Proportion of stock PV	90%	91%
Proportion of exercise price PV	-15%	-9%
Call option value	$0.2833	$1.4172

Warrants issued	9,646,302	2,457,525

	9,646,302	2,457,525

Option Compensation by Grant Date	$2,732,534	$3,482,913

Stock issued	9,646,302	9,830,102

market rate	0.3600	1.73

Hypothetical Dollars raised	3,472,669	17,006,076

Value of warrants issued	2,732,534	3,482,913

Net value to stock	740,135	13,523,164

Discount associated with stock	79%	20%

APPENDIX C
VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As filed		Adjusted
	March 31,		March 31,
	2005	Adjustment	2005
	(Unaudited)		(Unaudited)
ASSETS:
Current assets:
Cash and cash equivalents	$14,700	$—	$14,700
Restricted cash	1,620	—	1,620
Accounts receivable, net of allowance for doubtful accounts of $325 and $255, respectively	3,412	—	3,412
Inventories	4,843	—	4,843
Other current assets	2,710	16	2,726
Current portion of note receivable	300	—	300
Assets held for sale	—	—	—

Total current assets	27,585	16	27,601

Property and equipment, net of accumulated depreciation and amortization of $6,508 and $7,047, respectively	3,646	—	3,646
Investment	700	—	700
Note receivable, net of current portion	3,200	—	3,200
Other intangibles, net of accumulated amortization of $1,049 and $921, respectively	3,081	—	3,081
Goodwill	2,514	—	2,514

Total assets	$40,726	$16	$40,742

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$1,643	$—	$1,643
Accrued compensation	1,050	—	1,050
Accrued expenses	2,111	—	2,111
Current portion of liabilities of discontinued operations	2,300	—	2,300
Liabilities held for sale	—	—	—
Convertible subordinated debentures	4,322	—	4,322
Unearned revenue and customer deposits	3,614	—	3,614

Total current liabilities	15,040	—	15,040

Liabilities of discontinued operations, net of current portion	1,204	25	1,229
Other long-term liabilities	179	—	179
Notes payable, net of current portion	2,728	—	2,728
Convertible debentures	9,171	(3,564)	5,607

Total liabilities	28,322	(3,539)	24,783

Shareholders’ equity:
Preferred stock,no par value, 1,000,000 shares authorized; 780,000 shares issued and none outstanding	—	—	—
Common stock, $.01 par value, 200,000,000 shares authorized; 13?,415,338 and 133,243,205 shares issued and outstanding	1,344	—	1,344
Additional paid-in capital	328,507	3,590	332,097
Stock payable	28	—	28
Accumulated deficit	(317,431)	(35)	(317,466)
Deferred compensation	—	—	—
Accumulated other comprehensive income (loss) — foreign currency translation	(44)	—	(44)

Total shareholders’ equity	12,404	3,555	15,959

Total liabilities and shareholders’ equity	$40,726	$16	$40,742

APPENDIX D
VERSO TECHNOLOGIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As filed		Adjusted
	June 30,		June 30,
	2005	Adjustment	2005
	(Unaudited)		(Unaudited)
ASSETS:
Current assets:
Cash and cash equivalents	$11,193	$—	$11,193
Restricted cash	1,620	—	1,620
Accounts receivable, net of allowance for doubtful accounts of $382 and $255, respectively	4,243	—	4,243
Inventories	4,227	—	4,227
Other current assets	2,177	41	2,218
Current portion of note receivable	432	—	432
Assets held for sale	—	—	—

Total current assets	23,892	41	23,933

Property and equipment, net of accumulated depreciation and amortization of $7,236 and $7,047, respectively	3,187	—	3,187
Investment	677	—	677
Note receivable, net of current portion	3,068	—	3,068
Other intangibles, net of accumulated amortization of $1,256 and $921, respectively	2,908	—	2,908
Goodwill	2,514	—	2,514

Total assets	$36,246	$41	$36,287

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$1,718	$—	$1,718
Accrued compensation	1,107	—	1,107
Accrued expenses	2,189	—	2,189
Current portion of accrued loss on sublease	1,226	—	1,226
Current portion of liabilities of discontinued operations	2,287	—	2,287
Liabilities held for sale	—	—	—
Current portion of convertible subordinated debentures	4,391	—	4,391
Unearned revenue and customer deposits	2,698	—	2,698

Total current liabilities	15,616	—	15,616

Accrued loss on sublease, net of current portion	1,314	—	1,314
Liabilities of discontinued operations, net of current portion	954	—	954
Other long-term liabilities	131	—	131
Notes payable	2,747	—	2,747
Convertible debentures, net of current portion	9,440	(3,434)	6,006

Total liabilities	30,202	(3,434)	26,768

Shareholders’ equity:
Preferred stock,no par value, 1,000,000 shares authorized; 780,000 shares issued and none outstanding	—	—	—
Common stock, $.01 par value, 200,000,000 shares authorized; 134,628,400 and 133,243,205 shares issued and outstanding	1,346	—	1,346
Additional paid-in capital	328,547	3,590	332,137
Stock payable	61	—	61
Accumulated deficit	(323,830)	(115)	(323,945)
Deferred compensation	—	—	—
Accumulated other comprehensive income (loss) — foreign currency translation	(80)	—	(80)

Total shareholders’ equity	6,044	3,475	9,519

Total liabilities and shareholders’ equity	$36,246	$41	$36,287